Marcelo A. Mottesi

Partner

55 Hudson Yards | New York, NY 10001-2163

T: 212.530.5602

MMOTTESI@milbank.com

December 28, 2022

Mr. Mark Wojciechowski

Mr. John Cannarella

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2021, filed May 13, 2022

File No. 001-14370

Dear Mr. Wojciechowski, Mr. Cannarella, Mr. Coleman:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated November 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “2021 20-F”). For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

If you have any questions or if we can provide any additional information, please do not hesitate to contact the persons listed at the end of this response letter.

SEC Comment No. 1.

Information on the Company, Page 26

We note your response to prior comment 1 stating that you do not plan to provide any information for the Julcani and La Zanja properties in future filings because you do not consider them to be material and have not prepared estimates of mineralization consistent with the definitions and standards in Subpart 1300 of Regulation S-K.

However, even though you may consider and identify the Julcani and La Zanja properties as not material, you would nevertheless need to provide the information prescribed for summary disclosure under Item 1303 of Regulation S-K. Further, while a technical report summary is not required for a non-material property, based on Item 1302(b) of Regulation S-K, estimates of resources and reserves must be prepared by a qualified person in accordance with Item 1302(e) of Regulation S-K. Please submit the revisions that you propose in the form of a draft amendment to comply with the aforementioned guidance.

December 28, 2022

Response to SEC Comment No. 1.

The Company respectfully informs the Staff that, although it acknowledges the guidance set forth in Item 1302(b) of Regulation S-K, it is unable to provide information regarding reserves and resources prescribed for summary disclosure under Item 1303 of Regulation S-K in respect of the Julcani and La Zanja properties. The Company has included in Appendix 1 hereof the Company’s proposed revisions to its 2021 20-F in respect of such properties, which address the reasons that make it impracticable for the Company to provide investors with this information. The Company respectfully requests that these revised disclosures be provided on a prospective basis for all future filings on Form 20-F.

SEC Comment No. 2.

We note that in response to prior comment two you propose to include a map that appears to be an overview indicating the general location of all properties to address Item 1303(b)(1) of Regulation S-K. However, Item 1304(b)(1)(i) of Regulation S-K requires disclosure of a property specific map for each material property. The maps should be accurate to within one mile and based on an easily recognizable coordinate system.

We also note that you agreed to disclose the total cost and book value of each property and its associated plant and equipment to comply with Item 1304(b)(2)(iii) of Regulation S-K. However, we do not see these details among your proposed revisions.

Please submit a complete draft amendment with all proposed changes marked; and include a reference to the particular page and paragraph or section where revisions appear in response to each comment. We reissue prior comment two.

Response to SEC Comment No. 2.

The Company acknowledges the guidance set forth in Items 1304(b)(1)(i) and 1304(b)(2)(iii) of Regulation S-K and has included in Appendix 1 and Appendix 2 hereof the Company’s proposed revisions to its 2021 20-F, in respect of the Julcani and La Zanja properties and its other mining properties, respectively, to reflect the Staff’s comment that the Company include details regarding the total cost or book value of each property and its associated plant and equipment. For ease of reference, such revisions in respect of the Company’s prior response in respect of disclosure set forth in Appendix 2 are shown in bold and underlined. The Company respectfully requests that these revised disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F.

SEC Comment No. 3.

We note that the revisions you proposed in response to prior comment 3 continue to omit the point of reference in which mineral resources and reserves are presented. For example, if mineral resources and reserves are presented as in-situ materials (prior to mining losses and processing losses), as mill feed (after mining losses and prior to processing losses), or on some other basis, this should be evident from your disclosures. Please comply with Item 1304(d)(1) of Regulation S-K. We reissue prior comment 3.

December 28, 2022

Response to SEC Comment No. 3.

In response to the Staff’s request, the Company has included in Appendix 3 hereof the Company’s proposed revisions to its 2021 20-F to reflect the Staff’s comment that the Company disclose the point of reference with its resource and reserve tables as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K. For ease of reference, such revisions in respect of the Company’s prior response are shown in bold and underlined. The Company respectfully requests that these revised disclosures be provided by the Company on a prospective basis for all future filings on Form 20-F.

*               *               *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,

/s/ Marcelo Mottesi
Marcelo Mottesi

cc:	Securities and Exchange Commission:

Karl Hiller

Compañía de Minas Buenaventura S.A.A.:

Daniel Dominguez

Gulnara LaRosa

December 28, 2022

Appendix 1: Proposed changes to 2021 20-F in response to SEC Comment No. 1 and

SEC Comment No. 2 in respect of the Julcani and La Zanja properties1

Proposed changes to the Company’s 2021 20-F are set forth below.

The Company will replace the section “Julcani” starting on page 36 of the 2021 20-F, with the following:

Julcani

Location and means of access

Julcani is an underground mine that is wholly owned and operated by us that we acquired in 1953 as our first operating mine. Julcani is located in the province of Angaraes, in the department of Huancavelica, approximately 500 kilometers southeast of Lima at an altitude between 4,200 and 5,000 meters above sea level. There are two routes to access the mine site, both departing from Lima: (1) a first road starting in Lima and continuing to La Oroya followed by Huancayo and Huancavelica for a total distance of 444 kilometers; and (2) a second road starting in Lima and continuing to Pisco and then through Huancavelica which is 45 kilometers from the property for a total distance of approximately 499 kilometers.

History

The mining district of Julcani has been known since colonial times. Between 1936 and 1945 the Swiss-Peruvian Julcani Mining Company mined the veins on an industrial scale. The mine was then worked by the Cerro de Pasco Corporation until 1951. In 1953, the Buenaventura Mining Company was founded and has worked the Julcani mines until today, more than 68 years later.

Title, leases and options

The Julcani mining unit, comprises six mining concessions and one beneficiation concession (concentrator). These six concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. Julcani’s concessions have a total area of approximately 11,566 hectares.

Mineralization

Julcani is a large polymetallic deposit in Central Peru, which principally produces silver that presents mainly as sulpho-salts in many mineralogically complex veins. They are hosted in dacite domes, tuffs, breccias and other tertiary volcanic rocks.

Operations and infrastructure

Ore is processed by bulk flotation to obtain a concentrate of silver-lead-copper-gold. The plant has a rated capacity of 585 tons per day. Water for operations in Julcani is obtained from mine drainage (that must be previously treated with lime), from seasonal streams and a small lagoon.

1 Requested to be included on a prospective basis.

December 28, 2022

The mining method used in this operation is cut and fill, for which the primary equipment employed are pneumatic shovels, and locomotives. The mine is currently deepening the mine at level 710 operating with synergistic equipment such as electric shovels, jumbo jets and battery powered locomotives.

Electric power for the site is generated by two hydroelectric plants, Huapa and El Ingenio.Power is also provided by the Peruvian national electricity grid which Julcani is connected to.

Production

The Julcani mine is in the production stage and has a treatment plant capacity of 500 tons of ore per day. The table below summarizes the Julcani’s mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to the higher volume of ore treated. This was primarily due to the fact that in 2020, our operations were suspended from March until August as a result of the impact of government measures related to COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	123,818	71,943	127,925
Average ore grade
Gold grade (g/t)	0.09	0.07	0.10
Silver grade (g/t)	681.16	704.98	625.82
Lead grade (%)	0.86	0.63	0.42
Metal contained in concentrates production
Gold (Oz)	150	315	358
Silver (Oz)	2,609,006	1,676,731	2,572,036
Lead (t)	966	408	478
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	13.49	14.27	16.79
Cost applicable to sales per ton of lead (US$/t-Pb)	1,585	1,126	1,579
Capital Expenditures (in millions of US$)	1.6	1.1	2.4

Mineral Reserves and Mineral Resources

The method used to estimate resources and reserves in the Julcani property requires the person preparing the estimation to manually determine the blocks and samples to be used, as well as the scope of the grades to be considered for such purposes. This manual determination is made subjectively by the applicable geologist upon visiting the property and is not based on objective parameters such as an interpretation of the vein. Additionally, the information used by Company’s management for internal purposes is prepared on the basis of ‘relative coordinates’ that would need to be converted to The World Geodetic System 1984 standards for purposes of producing information compliant with the requirements of Regulation S-K 1300.

These manual processes prevent the possibility of repetition across different blocks within the property, which in turn would lead to the production of information that would not meet the standard of “transparency” required pursuant to Regulation S-K 1300. Further, given that the scope of the samples is not based on objective natural parameters, the Company’s calculations would likely also fail to satisfy the principle of “materiality” underlying Regulation S-K 1300.

December 28, 2022

In light of the material amount of resources that would be required for the Company to produce reserves and resources information that is compliant with Regulation S-K 1300 for a property that Company management deems to be nearly depleted and immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this annual report, the Company has decided that the cost to produce such information would outweigh its benefits and will therefore discontinue its reporting of reserves and resources in respect of the Julcani property going forward.

The total book value for the Julcani property and its associated plant and equipment was US$ 18.6 million as of December 31, 2021.

The Company will replace the section “La Zanja” starting on page 554of the 2021 20-F, with the following:

La Zanja

Location and means of access

The La Zanja mine is located in the district of Pulan, province of Santa Cruz, department of Cajamarca, 48 kilometers northwest of the Yanacocha gold mine, at an average altitude of 3,500 meters above sea level. Access to the operation site is available through the Panamericana Norte highway from Lima to Cajamarca followed by a departmental road network that leads to Pulán where the mining concession is located. La Zanja is operated by us.

History

In 1990, La Zanja was part of the northern Peru project established between Buenaventura and Newmont, covering 83,900 hectares in the Yanacocha volcanic belt by Buenaventura Ingenieros S.A. In addition to La Zanja, other copper and gold prospects were discovered in the La Huaca, Peña Verde and Galeno zones. In 1997, a total of 3,800 m of diamond drilling was completed at La Zanja.

After many years, in August 2010, the Peruvian government granted permits to Buenaventura to commence metallurgical operations at La Zanja. In September of 2010, Buenaventura and Newmont began production at La Zanja. The mine was expected to produce 100,000 oz Au per year over a seven-year mine life.

Title, leases and options

The operation area has mining concessions assigned to La Zanja, and the surrounding area also shows the presence of other concession holders such as Buenaventura, Newmont and several other companies. The La Zanja mining unit comprises 43 mining concessions and one beneficiation concession (concentrator). These 43 concessions represent the area of mines and exploration projects. Mining and exploration activities are carried out within these mining concessions. La Zanja’s concessions have an extension of approximately 27,414 hectares.

Mineralization

La Zanja is located within a large area of hydrothermal alteration, mainly related to epithermal gold deposits in high sulphidation environments, in addition to some bonanza Au vein epithermal systems, Cu-Au transitional epithermal-porphyry, and breccias pipe Cu-Au-Mo. We have two-ore deposits in production in oxide material: San Pedro Sur and Pampa Verde.

December 28, 2022

Operations and infrastructure

During 2021, the operation focused on the San Pedro Sur and Pampa Verde open pits. Reinterpretation geological exploration was also carried out in projects with resources and reserves. The operation is carried out with outsourced equipment, which includes loading equipment of 2.4–4.7 m3 and hauling equipment of 20-22 m3. The average material moved is 11.7 kilo tons per day.

Mining operations are conducted through the open-pit method. The plant utilizes a carbon-in-column circuit as well as a Merrill-Crowe circuit to recover gold from heap leach operations. The gold laden carbon is then transported to Coimolache to be processed into doré bars.

In 2021, a total of 18,331 meters of diamond drilling in the Cu-Au exploration project Emperatriz, and the extensions of the corridors Olga and Isabel were confirmed.

Production

The La Zanja mine is in the production stage and has a treatment plan capacity of 20,000 tons of ore per day. The table below summarizes the La Zanja mine’s doré bars production, metal contained in doré bars produced and average grades for the periods indicated. Production in 2021 was significantly higher than in 2020 due to a higher volume of ore treated. The increase was primarily due to the fact that in 2020, our operations were suspended from March to June due to the impact of government restriction imposed in connection with COVID-19.

	For the Year Ended December 31,
	2019	2020	2021
Treatment ore (in tonnes)	1,577,645	1,639,008	2,627,252
Average ore grade
Gold grade (g/t)	0.46	0.37	0.42
Silver grade (oz/t)	6.73	9.41	0.12
Metal contained in concentrates production
Gold (Oz)	31,500	17,228	22,611
Silver (Oz)	97,204	84,641	104,534
Cost applicable to sales per oz. of gold (US$/Oz-Au)	1,233	1,739	1,697
Cost applicable to sales per oz. of silver (US$/Oz-Ag)	14.24	20.67	24.00
Capital Expenditures (in millions of US$)	1.6	0.8	1.0

Mineral Reserves and Mineral Resources

In light of the material amount of resources that would be required for the Company to produce reserves and resources information that is compliant with Regulation S-K 1300 for a property that Company management deems to be nearly depleted and immaterial when compared to the Company’s aggregate reserves and resources disclosed elsewhere in this annual report, the Company has decided that the cost to produce such information would outweigh its benefits and will therefore discontinue its reporting of reserves and resources in respect of the La Zanja property going forward.

The total book value for the La Zanja property and its associated plant and equipment was US$ 15.4 million as of December 31, 2021.

December 28, 2022

Appendix 2: Proposed changes to 2021 20-F in response to SEC Comment No. 2 in respect of Company properties other than Julcani and La Zanja2

Proposed changes to the Company’s 2021 20-F are set forth below.

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 29 of the 2021 20-F:

Zona Industrial Chipmo
Orcopampa
Huimpilca
Zona Industrial Manto
Lontojolla
Lontojoya
Cerro Pucara
Pozas de Oxidacion
Molino antiguo
Rio Orcopampa

DESCRIPCION

	DEPOSITOS
01	Deposito relaves R4
02	Deposito relaves R4A
03	Deposito Desmonte R2
04	Deposito Desmonte Prometida
	PLANTA DE PROCESOS
05	Chancado
06	Molienda, flotación, gravimetría
07	Cianuración
08	Fundición
09	Desorción
10	Cianuración proceso CIL
11	Poza de Solución
12	Almacén de planta
13	Canchas de mineral
14	Laboratorio
15	Almacén de Logueo
16	Bomba agua fresca para planta
17	Garita Planta
18	Pozas de agua para Planta
19	Planta de detoxificación
	TRATAMIENTO DE AGUAS
20	STARI Nazareno
21	Pozas de decantación de Nazareno
22	STARI Prometida
23	Pozas de decantación de Prometida
24	Pozas de decantación de Mario
25	Canal de agua tratada
26	Pozas de Wetland Pucara
	OPERACIONES MINA
27	Bocamina rampa Raul
28	Pique Nazareno
29	Ventilador 1
30	Ventilador 2
31	Ventilador 3
31A	Ventilador 4
32	Bocamina Rampa Prometida
33	Bocamina Rampa Mario
34	Canchas de mineral
	ELECTRICIDAD Y MANTENIMIENTO
35	Sub estación eléctrica principal
36	Estación eléctrica de motores
37	Linea eléctrica principal
38	Subestación eléctrica
39	Bomba de agua de Rio
40	Subestación eléctrica de planta procesos
41	Taller mantenimiento mecánico
42	Casa de compresoras
	SERVICIOS
43	Almacén Central
44	Planta de Shotcrete
45	Talleres de contratas
46	Zona de Residuos Mina
47	Almacén de Chatarra
48	Grifo
49	Balanza
50	Comedor principal
51	Comedor Chipmo
52	Campamento Orcopampa
53	Campamento Covid Chipmo
54	Oficinas Chipmo

BUENAVENTURA U.E.A. ORCOPAMPA		SUPERFICIE PLANO TOPOGRAFICO **GENERAL U.P. ORCOPAMPA** -	Lámina: **1**
Elaborado: Topografía	Fecha: Dic-21		Escala: S/E
Dibujado: Topografía CAD			
Revisado: Ing° Joffre Escudero		Área / Departamento : Planeamiento	Formato: A-3
Aprobado: Ing° Gilmar Valenzuela		UTM : WGS 84	

Ruta: C:\Users\sbecerra\OneDrive - Cía De Minas Buenaventura S.A.A\FBC\Area Proyectos\Planos Jofre E Nov 2022\GENERAL SITE PLANS

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 30 of the 2021 20-F, with the following:

The Orcopampa Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of 188.89 US Dollars per tonne (“US$/t”). A minimum mining width of 1 to 6m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grade amounts to 97.0% for gold and 70.0% for silver. The current LOM plan continues through 2024. The total book value for the Orcopampa property and its associated plant and equipment was US$29.1 million as of December 31, 2021.

2 Requested to be included on a prospective basis.

December 28, 2022

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 32 of the 2021 20-F:

N
LAKE CABALLOCOCHA
LAKE CUTACOCHA
LAKE AGUASCOCHA
LAKE COLQUICOCHA
LAKE AÑILCOCHA
LAGUNA PATON
97
7
6
91
99
93
102
105
61
88
76
77
106
78
22
98
N-8829000
N-8828000
N-8827000
N-8826000
N-8825000
N-8824000
N-8823000
N-8822000
N-8821000
N-8820000
N-8819000
N-8818000
E-312000
E-313000
E-314000
E-315000
E-316000
E-317000
E-318000
E-319000
PLANTA
ESCALA = 1/10,000 (A0)

Code	Component	Coordinates UTM Zona 18S - Datum WGS84		Altitude (msnm)
		North	East	
MINE				
Underground				
(1) UCH-BM-01	Huantajalla Nv 4550	8824047	317068	4550
(2) UCH-BM-02	Huantajalla Nv 4500	8824083	316877	4500
(3) UCH-BM-03	Tunnel Huantajalla Nv 4360	8823505	316441	4360
(4) UCH-BM-04	Casualidad Nv 4450	8825449	315440	4450
(5) UCH-BM-05	Carmen Nv 4450	8825985	315531	4450
(6) UCH-BM-06	Carmen Socorro Nv 4450	8826038	315537	4450
(7) UCH-BM-07	Socorro Nv 4450- RP Fernando	8826051	315540	4450
(8) UCH-BM-08	Socorro Nv 4500	8826147	315645	4500
(9) UCH-BM-09	Casualidad Nv 4500	8825418	315536	4500
(10) UCH-BM-10	Casualidad Nv 4480 - 1	8825122	315370	4480
(11) UCH-BM-11	Casualidad Nv 4480 - 2	8825123	315367	4480
(12) UCH-BM-12	Casualidad Nv 4590	8825081	315406	4590
(13) UCH-BM-13	Casualidad Nv 4630	8825059	315430	4630
(14) UCH-BM-14	Casualidad Nv 4660	8825110	315505	4660
(15) UCH-BM-15	Carmen Nv 4500	8825611	315586	4500
(16) UCH-BM-16	Carmen Nv 4550	8825926	315694	4550
(17) UCH-BM-17	Carmen Nv 4590 - 1	8825736	315758	4590
(18) UCH-BM-18	Carmen Nv 4590 - 2	8825738	315751	4590
(19) UCH-BM-19	Carmen Nv 4730	8826217	316258	4730
(20) UCH-BM-20	Socorro Nv 4630	8826525	316128	4630
(21) UCH-BM-21	Carmen Nv 4630	8825867	315819	4630
(22) UCH-BM-22	Tunnel Patón Nv 4120	8821782	313768	4120
(23) UCH-BM-23	Socorro Nv. 4670	8826532	316200	4681
(24) UCH-BM-24	Lucrecia Nv. 4550	8826638	315854	4570
(25) UCH-BM-25	Huantajalla Nv. 4620	8824283	317082	4635
Raise				
(26) UCH-CH-01	Huantajalla RB 2	8824767	316315	4708
(27) UCH-CH-02	Huantajalla RB 1	8824746	316326	4702
(28) UCH-CH-03	Carmen RB 20	8825808	315682	4550
(29) UCH-CH-04	Chacuapunta RB 5	8826819	316670	4710
(30) UCH-CH-05	Carmen RB	8826137	315875	4650
(31) UCH-CH-06	Socorro Ch 100	8826219	315660	4500
(32) UCH-CH-07	Socorro Ch 590	8826525	316128	4580
(33) UCH-CH-08	Carmen Nv 4650	8826137	315875	4650
(34) UCH-CH-09	Cachipampa Ch 661	8826021	317305	4661
(35) UCH-CH-10	Rb Rita	8824593	317848	4630
(36) UCH-CH-11	RB Gina Socorro	8827850	317977	4500
(37) UCH-CH-12	Rb Marion	8824629	317768	4620
(38) RB 20	Socorro	8825749.356	315634.252	4350
(39) GL 955	Carmen	8825929.071	315691.6983	4550
(40) RB 39	Huantajalla	8824817.521	316868.0606	4700
(41) GL 520 SE	Carmen	8825611.429	315589.4968	4500
(42) Boca Mina	Casualidad	8825419.84	315538.1678	4500
(43) Túnel Patón	Carmen	8821792.274	313766.83	4120
(44) GL 101 NE	Huantajalla	8824086.815	316874.8238	4500
(45) RC 909	Huantajalla	8824856.684	316663.2523	4500
(46) CX 665 NE	Huantajalla	8823517.391	316444.2399	4360
(47) RC 302	Huantajalla	8823786.519	317770.1157	4360
(48) Gl 041 SE	Carmen	8825870.792	315816.6723	4630
(49) Boca Mina	Socorro	8826150.491	315641.7033	4500
(50) Rp 760	Rampa Fernando	8826056.078	315536.4381	4450
(51) Cx 892 NE	Socorro	8826041.247	315535.0676	4450
(52) CX 765 SE	Carmen	8825984.376	315522.6912	4450
(53) Cx 630 SE	Casualidad	8825452.508	315437.3474	4450
(54) RC362-2	Cachipampa	8827392.918	317131.8985	Surface
(55) RC362	Cachipampa	8827386.13	317110.5737	Surface
(56) RB 33	Plomopampa	8823590.753	315129.8739	Surface
(57) VP-02	Socorro	8826530.533	316129.3298	4630
(58) VP-01	Socorro	8826534.546	316209.0928	4670
(59) VP-08	Carmen	8824553.261	317121.2434	4360
(60) VP-04	Huantajalla	8824473.222	317202.1167	4450
PROCESSING FACILITIES				
(61) UCH-PC-01	Concentrator Plant	8825639	315372	4450

Code	Component	Coordinates UTM Zona 18S - Datum WGS84		Altitude (msnm)
		North	Est	
WASTE MANAGEMENT FACILITIES				
Deposit of waste material				
(62) UCH-IMR-01	Casualidad NV. 4450	8825449	315521	4450
(63) UCH-IMR-02	Casualidad NV. 4500	8825425	315540	4500
(64) UCH-IMR-03	Carmen NV. 4500	8825609	315563	4500
(65) UCH-IMR-04	Carmen NV. 4550	8825929	318673	4550
(66) UCH-IMR-05	Carmen NV. 4630	8825850	315821	4360
(67) UCH-IMR-06	Socorro NV. 4500	8826131	315626	4500
(68) UCH-IMR-07	Socorro NV. 4630	8826513	316123	4630
(69) UCH-IMR-08	Socorro NV. 4670	8826512	316201	4670
(70) UCH-IMR-09	Lucrecia NV. 4550	8826641	315858	4550
(71) UCH-IMR-10	Huantajalla NV. 4360	8823367	316339	4360
(72) UCH-IMR-11	Huantajalla NV. 4550	8823951	317176	4550
(73) UCH-IMR-12	Talud Colquicocha NV. 4450	8824973	315228	4450
(74) UCH-IMR-13	Huantajalla Nv. 4500	8823997	316765	4500
(75) UCH-IMR-14	Huantajalla Nv. 4600	8824113	317185	4600
Tailings				
(76) UCH-DR-02	Tailings Dam N°1 - Mesa de Plata	8824651	314998	4450
(77) UCH-DR-03	Tailings Dam N°2	8824215	314718	4450
(78) UCH-DR-04	Tailings Dam N°3	8823110	314937	4415
(79) UCH-DR-05	Tailings Dam N°4	8826677	315124	4530
LandFill				
(80) UCH-RS-01	Domestic landfill	8823710	315835	4350
(81) UCH-RS-02	Industrial Landfill	8826289	315446	4480
MATERIAL QUARRY				
(82) UCH-C-01	Patón	8822179	314678	4260
(83) UCH-C-02	Añilcocha	8822051	315030	4320
(84) UCH-C-03	Huantajalla	8823953	316502	4460
(85) UCH-C-04	Colquicocha Oeste	8824643	314361	4540
(86) UCH-C-05	Patón Sur	8820189	312868	4080
DMO				
(87) UCH-MO-01	Stock Pile (Top Soil)	8824532	314588	4430
WATER MANAGEMENT FACILITY				
Infraestructura para el abastecimiento de agua de uso poblacional				
(88) UCH-IMA-01	Residual water treatment plant	8823960	314695	4425
(89) UCH-IMA-03	Water treatment plant	8824018.174	315436.8539	4452
Infraestructura para el abastecimiento de agua de uso industrial				
(90) UCH-IMA-04	Conduction Lines of the Industrial Residual Water Treatment Plant	-	-	-
OTHER INFRASTRUCTURES				
(91) UCH-INF-01	Maintenance Workshop	8825786	315369	4450
(92) UCH-INF-02	Hazardous waste deposit	8826112	315607	4450
(93) UCH-INF-03	Chemical Lab	8825539	315243	4460
(94) UCH-INF-04	General Central Warehouse	8825547	315385	4450
(95) UCH-INF-05	Reagent Warehouse	8825398	315084	4450
(96) UCH-INF-06	Recyclable scrap	8826045	315385	4455
(97) UCH-INF-07	General Deposit	8826077	315507	4450
(98) UCH-INF-08	Hydroelectric power stationPatón	8818638	312353	3901
(99) UCH-INF-09	electrical substation Uchucchacua	8825755	315318	4450
(100) UCH-INF-10	Fuel storage	8825617	315310	4460
(101) UCH-INF-11	Access	8825677	315435	4450
(102) UCH-INF-12	Weight scales	8825635	315357	4450
(103) UCH-INF-13	Core Store	8826109	315485	4450
(104) UCH-INF-14	Login room	8825746	315419	4450
HOUSING AND SERVICE FOR WORKERS				
(105) UCH-VS-01	Offices	-	-	-
(106) UCH-VS-02	Camp	8823851	315288	4410

LEGEND:

- LEVEL CURVES
- PUBLIC WAY
- ACCES
- PERIMETER FENCE
- LAKE
- MAIN PORTAL
- RISE
- TAILINGS DAM
- WASTE DEPOSIT
- TAILING PIPE

BUENAVENTURA
U.E.A. UCHUCCHACUA

Designed : M.U.A		GENERAL & SITE PLANS U.M. UCHUCCHACUA GENERAL ARRANGEMENT	Format : A0	
Drawn : Uchucchacua	20/12/2021		Size : 1/1	Rev. : A
Checked :		Area:	Scale : 1:10,000	
		Development :	Datum : WGS84	
Layout : Ver_A0				
Reference : D:\UCHUCCHACUA 2022\Plano general\Plano de Componentes Uchucchacua_2021.dwg

December 28, 2022

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 34 of the 2021 20-F, with the following:

The Uchucchacua Mineral Reserves are estimated at an NSR cut-off value between 58.01 US$/t to 83.48 US$/t. A minimum mining width of 0.9 to 25m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of silver: 25 US$/oz, lead: 2,286 US$/t, zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 83.0% for silver, 64.0% for lead and 44.0% for zinc. The current LOM plan continues through 2024. The total book value for the Uchucchacua property and its associated plant and equipment was US$99.6 million as of December 31, 2021.

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 39 of the 2021 20-F:

EIA COMPONENTS			
Nº	COMPONENTS	UTM coordinates WGS-84	
		East	North
1	Quarry N° 9	189943	8287083
2	DMC (Deposit of common material)	189138	8287009
3	Landfill	188455	8287336
4	CH-46	188348	8286878
5	Mine water tank	188223	8286918
6	RC-01	188134	8286926
7	DME puddle	187304	8287518
8	Platform RB-01	187959	8286965
9	Platform 12	188173	8287179
10	Quarry N° 8	187982	8287098
11	Waste transfer	188195	8287261
12	Maintenance workshop	188085	8287304
13	Incinerator - Platform 2	188086	8287378
14	Central warehouse	187943	8287335
15	Pique 226 (interior mina)	187812	8286996
16	Bocamina 5to ITS	187718	8287067
17	Topsoil deposit N° 3	187765	8287113
18	Expansion of the topsoil area N° 1	187727	8287207
20	Polvorin 2	187426	8287157
21	Main Sub Station	187745	8287292
22	Power House	187679	8287288
23	Platform N° 10	187636	8287287
24	Drinking Water Treatment Plant (PTAP - Industrial Zone -1400p)	187701	8287351
25	Process water tank	187656	8287373
27	DME (Deposit of sterial material)	187410	8287380
28	Platform N° 11	187815	8287457
29	Truck Scale	187750	8287472
30	Chemical / Metallurgical Laboratory	187679	8287488
32	Understanding House	187609	8287503
33	Ore field	187524	8287512
34	Platform 4840 Cx557. Usos múltiples	187595	8287538
35	Concrete plant	187713	8287344
36	Plant	187493	8287640
37	Filtering area	187597	8287753
38	Bocamina 02 - Nv. 4840	187195	8287208
39	Platform BC N° 7	187208	8287252
40	Bocamina Bocamina Nv. 4840	187132	8287178
41	Platform N° 4840 GI 114SE	187085	8287179
42	Bocamina 4790	187118	8287276
43	Platform	187079	8287276
44	RB-05	186776	8287326
45	Maintenance workshops	187028	8287390
46	Logging Area	186933	8287434
47	PTARD (Domestic wastewater treatment plant).	186886	8287476
48	Tap	186980	8287455
49	Platform N° 4740 Cx 228	187091	8287481
50	Old PTARI	187018	8287498
51	PTARI (Industrial wastewater treatment plant)	186938	8287524
52	Optimization de la PTARI	186887	8287531

EIA COMPONENTS			
Nº	COMPONENTS	UTM coordinates WGS-84	
		East	North
53	Contingency pool	186990	8287572
54	Platform N° 4	187055	8287570
55	Platform N° 3	187109	8287570
56	Relocation and updating of administrative offices	187164	8287593
57	Administrative offices 2	187088	8287657
57A	Platform 5	187082	8287696
58	Medical Center	187165	8287728
59	Platforms N° 9 (Grandes Eventos)	187277	8287803
60	Water dam	188052	8288195
61	Platform N° 7	187933	8288308
62	Quarry N° 10 R2-I	187706	8288260
63	Quarry N° 10B	187892	8288352
64	Platforms N° 8	188173	8288428
65	Quarry N° 10 R2-II	188161	8288495
66	Campamento N° 1	186240	8287766
67	Quarry N° 7	185591	8287698
68	Quarry N° 6	184894	82887668
69	Quarry N° 5	184686	8287789
70	Drinking water treatment plant camp 2(PTAP)	182975	8287608
71	Relocation of the PTAP – camp N° 2	182857	8287609
72	Camp N° 2	182730	8287470
72A	Expansion of the camp N° 2	182492	8287442
73	PTARD (Domestic wastewater treatment plant).	182608	8287217
74	Nursery	182483	8287223
75	Platform N° 5	182424	8287355
76	Quarry N° 4	181924	8287973
77	Platform N° 3	182024	8288247
78	Platform N° 2	181981	8288434
79	Quarry Tramo 4	182042	8288863
80	Garita Molloco	181637	8288761
81	Quarry N° 1	181652	8287154
82	Tailings dam	180873	8286806
83	Platform N° 6	180821	8287156

EIA COMPONENTS			
Nº	COMPONENTS	UTM coordinates WGS-84	
		East	North
84	Topsoil Deposit N° 2	180272	8287123
85	Contact water pool	180298	8286976
86	Non-Contact Water Pool	180288	8286924
87	PTARE (Industrial wastewater treatment plant)	180142	8286927
88	Multi-purpose platform N° 7	179929	8286850
89	Quarry N 3	180002	8286696
90	Non-Contact Water Pool N° 02	181003	8286620
91	antenna	184427	8287094
92	Platform N° 4940 GI 919	187805	8287218
93	Camp Parking N°2 (fase 3)	182769	8287382
94	Storage tanks	182814	8287398
95	CH-45	188310	8286946
96	CH-44	188258	8286956
97	CH-12	188268	8286980
98	CH-23	188268	8286980
99	CH-21	188180	8286981
100	CH-30	188109	8286980
101	CH-32	188147	8286992
102	CH-33	188190	8287010
103	CH-31	188234	8287017
104	CH-11	188170	8287001
105	CH-34	188052	8286982
106	CH-29	188006	8286984
107	CH-10	188073	8287023
108	CH-28	187939	8287006
109	CH-09	187973	8287038
110	CH-27	187891	8287018
111	CH-08	187871	8287042
112	CH-26	187817	8287039
113	CH-22	187781	8287007
114	CH-07	187773	8287065
115	CH-20	187731	8287066
116	CH-06	187672	8287075

EIA COMPONENTS			
Nº	COMPONENTS	UTM coordinates WGS-84	
		East	North
117	CH-05	187595	8287084
118	CH-35	187556	8287084
119	CH-04	187519	8287092
120	CH-03	187451	8287103
121	CH-25	187464	8287138
122	CH-18	187436	8287112
123	CH-19	187449	8287150
124	CH-02	187353	8287120
125	CH-13	187507	8287238
126	CH-15	187803	8287200
127	CH-14	187705	8287215
128	CH-16	188035	8287101
129	CH-36	188100	8287097
130	CH-37	188099	8287133
131	CH-17	188099	8287155
132	CH-38	188102	8287193
133	CH-39	188102	8287229
134	CH-40	188107	8287270
135	CH-41	188116	8287308
136	CH-42	188106	8287349
137	CH-43	188099	8287404
138	CH-24	188536	8287001
139	CH-01	187241	8287322
140	RC-03	187827	8287012
141	RC-02	187678	8287046
142	Tolva 1	187492	8287218
143	Tolva 2	187117	8287215
144	Tolva 3	187093	8287322
145	Tolva 4	187070	8287507
146	Tolva 5	187046	8287289
147	Tolva 6	187010	8287276
148	Tolva 7	186897	8287276
149	Tolva 8	186871	8287417

WATER DAM
PROCESS PLANT
PHASE 1
WAREHOUSE
DMC
DME-I
PHASE 3 CAMP
Access Section 4
WATER TREATMENT PLANT OF THE FILTADOS TAILINGS DEPOSIT
PTA-DR
Access to DRFT-01
Access to DRFT-02
DRFT-1
DRFT-2
Access FROM Phase 3 to DRFT-01 and 02
Access from Phase 3 to DRFT-01 and 02
ANTENNA TELEPHONE
Access from Phase 1 to telephone antenna
Access to DMC
Access Gate Suribuiri
PLANT

LEYENDA

SIMBOLOGÍA	DESCRIPCIÓN	SIMBOLOGÍA	DESCRIPCIÓN	SIMBOLOGÍA	DESCRIPCIÓN	SIMBOLOGÍA	DESCRIPCIÓN
4970	CONTOUR LINES AND ELEVATION IN METERS OF THE EXISTING LAND		STREAMS AND STREAMS		MAIN COMPONENTS OF U.M TAMBOMAYO (DRFT-01, DRFT-02, DME'I AND RESERVOIR DAM).		EIA COMPONENTS
	EXISTING CHANNEL		EXISTING PIPE LINE		MAIN COMPONENTS OF U.M TAMBOMAYO (DRFT-01, DRFT-02, DME'I AND RESERVOIR DAM).		REMEDIATED AREA
	EXISTING ACCESS		LAMP POST- LAT	68	COMPONENTS THAT CONTINUE TO OPERATE		FACILITIES
	STRUCTURAL INSTALLATIONS		FILTERED TAILINGS EDGE	13	EIA COMPONENTS		CLOSED FOOTPRINT
	HIGH VOLTAGE LINE		TAILINGS FILTERING AND DMC				
	MAILBOX		GEOMENBRANA WATERPROOFING				
	PERIMETER FENCE		WATER MIRROR				
			TOPOGRAPHIC BASE POINTS				

REV.	FECHA	DESCRIPCION	DIS. REV.	APROBADO	REV.	FECHA	DESCRIPCION	DIS. REV.	APROBADO	NUMERO DE PLANOS	REFERENCIAS DE PLANOS	DIS. REV.	APROBADO	NUMERO DE PLANOS	REFERENCIAS DE PLANOS
0	DIC.21	PARA INFORMACIÓN													

NOTA:

1. THE GRID SHOWN CORRESPONDS TO THE UTM-WGS84 ZONE 19S COORDINATE SYSTEM.
2. UNLESS OTHERWISE INDICATED, ALL COORDINATES SHOWN ON THIS MAP ARE IN METERS.
3. THE DIMENSIONS SHOWN ARE IN METERS AND THE ELEVATIONS ARE REFERRED TO ORTHOMETRIC HEIGHTS (m.a.s.l.).
4. THE NUMERICAL SCALES SHOWN IN THE DRAWINGS WILL BE VALID ONLY WHEN THEY ARE PRINTED IN ISO A0 SIZE.

APROBADO	
DISEÑADO POR:	FECHA: 15-12-2021
DIBUJADO POR: TSM	FECHA: 15-12-2021
REVISADO POR: TS	FECHA: -
APROBADO POR: CH	FECHA: -
JEFE DE PROYECTO: --	FECHA: -
CIA: CMB SAA	FECHA: -

BUENAVENTURA

date

U.M. TAMBOMAYO

PLANO: TOPOGRAPHIC PLAN MEIA BASE PLANE COMPONENT ACCESS – U.M. TAMBOMAYO

ESCALA	NUMERO DE PLANO	REV.
INDICADA	SKT-INF-MEIA-08.06 (3)	0

December 28, 2022

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 40 of the 2021 20-F, with the following:

The Tambomayo Mineral Reserves are estimated at an NSR cut-off value between 72.18 US$/t to 92.58 US$/t. A minimum mining width of 2.1 to 20m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of gold: 1,600 US$/oz, silver: 25 US$/oz, lead: 2,286 US$/t, zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 80.0% for gold, 87.0% for silver, 81.0 % for lead and 74.0% for zinc. The current LOM plan continues through 2024. The total book value for the Tambomayo property and its associated plant and equipment was US$216.5 million as of December 31, 2021.

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 42 of the 2021 20-F:

358000
360000
362000
8812000
8810000
8808000
8806000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
C.C. SANTA ROSA
C.C. VILLA DE PASCO

ITEM	DESCRIPTION
1	Condorcayan DME
2	Explosives Storage
3	Fleet dispatch office
4	Tajo Norte Mine Pit
5	Colquijirca Town
6	Permanent Camp
7	Contractor Camp
8	Truck Shop
9	Crusher
10	Conveyor belt
11	Water Treatment Plant Acidic
12	Marcapunta - North entrance
13	Botadero Sur DME
14	Cemetery
15	Open Oxidation Wells
16	Nuevo Smelter Town
17	Smelter natural reservoir
18	Smelter Town
19	Huachuacaja tailing dam
20	Archaeological zone
21	Marcapunta hill
22	Marcapunta - South entrance
23	Huachuacaja tailing dam - Principal dyke
24	Huaraucaca Process Plant
25	Huaraucaca tailing dam

LEGEND

- Minor curves (31 th December 2021)
- Major curves (31 th December 2021)
- Mine Access Roads
- Botadero Sur DME Limit
- Condorcayan DME Limit
- Railway Line
- Archaeological area

EL BROCAL

Sociedad Minera "El Brocal" S.A.A.

UNIDAD COLQUIJIRCA

TOPOGRAPHY: MINE PLANNING	GENERAL & SITE PLANS 2021 GENERAL ARRAGEMENT		SUPERINT. ENG. PLAN.
CAD : E. TRINIDAD L.			
REVIEWED : Ingº. L. NUÑEZ			Nº 01
PASSED : Ingº. R. HERRADA	SCALE : 1/20,000	DATE : NOVEMBER 2021	
Coordinate System	UTM WGS84 Zone 18 South

December 28, 2022

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 44 of the 2021 20-F, with the following:

The Brocal Zinc-Lead-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 27.14 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of silver: 25 US$/oz, lead: 2,286 US$/t, Zinc: 2,385 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade for lead-zinc open pit is 45.0% for lead, 54.0% for zinc and 63% for silver. The current LOM plan continues through 2032. The total book value for the El Brocal property and its associated plant and equipment was US$478.4 million as of December 31, 2021.

The Company will replace the final paragraph on page 47 of the 2021 20-F, with the following:

The Brocal Copper-Silver zone of Tajo Norte (Colquijirca) Mineral Reserves are estimated at an internal NSR cut-off value of 25.95 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using the following metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,600 US$/oz, silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade for copper open pit is 70.0% for copper, 48.0% for silver and 24% for gold. The current LOM plan continues through 2032. The total book value for the El Brocal property and its associated plant and equipment was US$478.4 million as of December 31, 2021.

The Company will replace the final paragraph on page 50 of the 2021 20-F, with the following:

The Brocal Marcapunta Mineral Reserves are estimated at an NSR cut-off value between 37.49 US$/t to 41.12 US$/t. A minimum mining width of 6 to 14 m was used and inclusive dilution was applied based on mining method. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of copper: 8,000 US$/t, gold: 1,600 US$/oz and silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 84.0% for copper, 52.0% for silver and 35.0% for gold. The current LOM plan continues through 2032. The total book value for the El Brocal property and its associated plant and equipment was US$478.4 million as of December 31, 2021.

December 28, 2022

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 58 of the 2021 20-F:

9 256 500 N
9 255 000 N
9 253 500 N
753 000 E
754 500 E
756 000 E
757 500 E
Rio Tacamache
Qda. Puente de la Hierba
01
02
03
04
05
06
07
08
09
10
11
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46

DWG ITEM	DESCRIPTION
01	Tantahuatay Mine Pit
02	Tantahuatay DME 1
03	Tantahuatay DME 3
04	Tiwinza DMO
05	Tiwinza DMI
06	Tantahuatay DME 2
07	Tantahuatay DMI
08	Tantahuatay Oxide Leach Pad
09	Mirador Mine Pit
10	Cienaga Mine Pit
11	Cienaga Oxide Leach Pad
12	Cienaga DME
13	Cienaga DMI
14	Cienaga DMO
15	Cienaga DMO 2
16	Transmission Lines 22.9KV
17	Transmission Lines 10KV
18	Mirador Camp
19	Tantahuatay Process Plant
20	Permanent Camp
21	Fuel Station
22	Warehouse
23	Water Treatment Plant - Mine Water
24	Tantahuatay Water Treatment Plant - Acidic / Contact Water
25	Tantahuatay Process Plant
26	Cienaga Water Treatment Plant Acidic
27	Acidic Water Channel
28	Acidic Water Pond
29	Sedimentation Pond
30	Collection Pond DME 1
31	Sedimentation Pond
32	Water subdrainage Pond
33	Fire System
34	Sediment retetion Pond
35	Event Pond
36	Process Pond
37	Fire System
38	Sedimentation Pond
39	Water subdrainage Pond
40	Sedimentation Pond 1
41	Sedimentation Pond 2
42	Sedimentation Pond 3
43	Collection Contact Water Pond
44	Administration Building
45	Main Guard House 1
46	Explosives Storage

PROJECT: GENERAL & SITE PLANS 2021 GENERAL ARRAGEMENT			
PREPARED BY: ELS / CBS	DATUM: WGS 84		REGION: CAJAMARCA
REVIEWED & APPROVED BY: DCM	DATE: Dic 2021	SCALE: INDICATED	PROV: HUALGAYOC
			DIST: CHUGUR

CIA MINERA COIMOLACHE S.A.

MINA TANTAHUATAY

TITLE:	PLAN N°:
GENERAL & SITE PLANS 2021 GENERAL ARRAGEMENT	01

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 59 of the 2021 20-F, with the following:

The Coimolache Mineral Reserves are estimated at an internal NSR cut-off value between 3.85 US$/t to 5.67 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using metal prices, based on average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average amounts to 72.0% for gold and 16.0% for silver. The current LOM plan continues through 2027. The total book value for the Coimolache property and its associated plant and equipment was US$144.90 million as of December 31, 2021.

December 28, 2022

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 63 of the 2021 20-F:

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 64 of the 2021 20-F, with the following:

Cerro Verde Mineral Reserves are estimated at an internal NSR cut-off grade of 0.17% equivalent copper. The cut-off grade is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs and using reserve metal prices, metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of copper: 2.50 US$/lb, silver: 15 US$/oz, molybdenum: 10 US$/lb. Metallurgical recoveries based on historical processing data and are variable as a function of head grade. Recoveries at LOM is 73% for copper, 45% for silver and 54% for molybdenum. The current LOM plan continues through 2052. The total book value for the Cerro Verde property and its associated plant and equipment was US$5,371.53 million as of December 31, 2021.

December 28, 2022

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 68 of the 2021 20-F:

TRUE NORTH
AREA OF DIRECT ENVIRONMENTAL IMPACT
CONTROL GATE 1
ACCESS ROAD 7
ACCESS ROAD 8
ACCESS ROAD 9
ACCESS ROAD 6
ACCESS ROAD 5
ACCESS ROAD 2
ACCESS ROAD 1
EXPLOSIVE MAGAZINE
PROPERTY LIMIT
EFFECTIVE PROJECT AREA
22.9 KV OVERHEAD POWER LINE (EXISTING)
22.9 KV OVERHEAD POWER LINE (ON HOLD)
PLAN: 10468801-0000-G-102
"SAN GABRIEL" MAIN ELECTRICAL SUBSTATION (BY OTHERS)
220 KV OVERHEAD POWER TRANSMISSION LINE (BY OTHERS)
SECURITY CHECKPOINT
N 8 209 000
N 8 208 000
N 8 207 000
N 8 206 000
N 8 205 000
E 329 000
E 330 000
E 331 000
E 332 000
E 333 000
E 334 000
ISSUED FOR STUDY

LEGEND

ITEM	WBS	DESCRIPTION
01	1250	ELECTRICAL SUBSTATION (MINE)
02	1300	MINE OPERATIONS AREA
03	1310	GENERAL WAREHOUSE
04	1350	CORE SHED
05	1370	MINE WATER POND
06	1520	TRUCK SHOP
07	1600	ROM STOCKPILE AREA (BY OTHERS)
08	1800	MINE BACKFILL PLANT
09	2000	PROCESS PLANT
10	2630	TAILINGS THICKENING AND FILTERING PLATFORM
11	2880	PROCESS WATER POND 1
12	2880	PROCESS WATER POND 2
13	3000	FILTERED TAILINGS STORAGE DEPOSIT 1 (DRF1)
14	3000	FILTERED TAILINGS STORAGE DEPOSIT 2 (DRF2)
15	3600	TAILINGS DRYING PLATFORM 1
16	3600	TAILINGS DRYING PLATFORM 2
17	3600	TAILINGS DRYING PLATFORM 3
18	3700	TAILINGS TEMPORARY STORAGE AREA
19	4340	FUEL STATION
20	4350	CAMP SAN GABRIEL
21	4370	MAIN GATEHOUSE
22	4510	INADEQUATE MATERIAL WASTE DEPOSIT 1 (DMI1) (BY OTHERS)
23	4510	INADEQUATE MATERIAL WASTE DEPOSIT 2 (DMI2)
24	4530	TOPSOIL WASTE DEPOSIT 1 (DMO1) (BY OTHERS)
25	4530	TOPSOIL WASTE DEPOSIT 2 (DMO2)
26	4540	STERILE MATERIAL DEPOSIT 1 (BY OTHERS)
27	4560	CONCRETE BATCH PLANT
28	4570	CONSTRUCTION ADMINISTRATIVE OFFICES
29	4570	CONSTRUCTION WORKSHOPS
30	4570	MAINTENANCE SHOP FOR HEAVY CONSTRUCTION EQUIPMENT
31	4640	FRESH WATER DAM
32	4810	SEWAGE WATER TREATMENT (CAMP)
33	4840	SOLID WASTE DEPOSIT

LEGEND

- EXISTING GROUND SURFACE CONTOURS (SEE NOTE 1)
- PROPOSED FACILITIES SURFACE CONTOURS (BY OTHERS)
- PROJECTED FACILITIES SURFACE CONTOURS
- ACCESS EXISTING
- EFFECTIVE PROJECT AREA
- AREA OF DIRECT ENVIRONMENTAL IMPACT
- PROPERTY LIMIT
- TAILINGS PIPELINE
- RECOVERED WATER PIPELINE
- PROCESS WATER PIPELINE
- POTABLE WATER PIPELINE
- TREATED WATER PIPELINE
- RAW WATER PIPELINE
- 22.9 kV OVERHEAD POWER LINE (ON HOLD)
- 22.9 kV OVERHEAD POWER LINE (EXISTING)
- 220 KV OVERHEAD POWER TRANSMISSION LINE (BY OTHERS)
- RIVERS
- EXISTING INSTALLATIONS
- QUARRIES
- ARCHEOLOGICAL SITE
- WETLANDS
- CONTROL GATE
- CHIMNEY
- MINE PORTAL

NOTES:

1. THE TOPOGRAPHIC BASE WAS PROVIDED BY THE CLIENT IN FEBRUARY 2019.
2. PROJECTION SYSTEM FOR THE GENERATION OF GRID COORDINATES.
UTM SYSTEM
DATUM WGS 84
ZONE 19 SOUTH.

100 0 100 200 300 400 500 m
1 : 10000

CLIENT DRAWING N°: SGB-FS-DWG-000000-001

DRAWING No.	REFERENCE DRAWING	No	BY	DATE	REVISION DETAILS	CHKD	ENG	APPR
		1	OS	13.NOV.2020	ISSUED FOR STUDY	NP	HJ	JS
		0	RP	28.OCT.2020	ISSUED FOR STUDY	NP	HJ	JS
10468801-2000-G-101	PROCESS PLANT	B	RP	25.SEP.2020	ISSUED FOR CLIENT APPROVAL	NP	HJ	JS
10468801-0000-G-102	OVERALL SITE LAYOUT	A	RP	20.JUN.2020	ISSUED FOR INTERNAL REVIEW	EG	HJ	DM

DRAWN	R. POMA	29.MAY.2020
DRG CHECKED	N. PACHAS	28.OCT.2020
DESIGNED	E. GAMARRA	28.OCT.2020
DES. APPR	H. JUNCAL	28.OCT.2020
PROJ. APPR.	J. SULLIVAN	28.OCT.2020

BUENAVENTURA

Ausenco Perú S.A.C.
Av. Javier Prado 444
Piso 8, San Isidro
Lima 27
Perú
T +51 1 2073800
F +51 1 2073810
W www.ausenco.com

Ausenco

CLIENT
COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

TITLE
FEASIBILITY STUDY - SAN GABRIEL PROJECT
OVERALL PROJECT LAYOUT
PLAN

COPYRIGHT (c) Ausenco

PROJECT No	SCALE	SIZE
104688-01	1:10000	A1

DRAWING No	REV
10468801-0000-G-101	1

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 69 of the 2021 20-F, with the following:

The San Gabriel Project Mineral Reserves are estimated at an NSR cut-off value between 85 US$/t to 90 US$/t. The NSR cut-off value is determined using the concentrate transport, treatment and refining costs, as well as mine operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of gold: 1,600 US$/oz and silver: 25 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on extensive test work data and are variable as a function of head grade. Recoveries at LOM average amounts to 85.0% for gold and 45.0% for silver. The project LOM is currently estimated at 14 years. The total book value for the San Gabriel property and its associated plant and equipment was US$337.99 million as of December 31, 2021.

December 28, 2022

The Company will include the following map prior to the first paragraph under “Location and means of access” on page 70 of the 2021 20-F:

TRUE NORTH
8398000 N
8397000 N
8396000 N
8395000 N
8394000 N
8393000 N
8392000 N
726000 E
727000 E
728000 E
729000 E
730000 E
731000 E
732000 E
733000 E
EXISTING ROAD
PROPERTY LIMIT
ENVIRONMENTAL AREA (WETLAND RESTORATION)
CONCRETE PLANT
CANTERA 05
CANTERA 06
CANTERA 02
CANTERA 03
CANTERA 07
CANTERA 04
CANTERA 01
RIO SEGUIÑA
16A (BELOW)
OXIDE WASTE PAD
17 ROM PHASE 1 (BELOW)
17 ROM PHASE 2
19 ILS
8B TYP.
7 TYP.

OVERALL SITE PLAN

SCALE: 1:15000
DATUM: WGS 84 18S
CONTOURS @ 25 METERS

500 250 0 500 1000
SCALE IN METERS

TRAPICHE PROJECT PREFEASIBILITY

DWG ITEM	WBS	DESCRIPTION	DWG ITEM	WBS	DESCRIPTION
-	000	**General & Site Plans**		700	**Power Supply, Transmission & Distribution Systems**
1		Exploration Camp	43	710	Main Substation
3	001	DMI	43A	715	Backup Power Generation
4	002	DMO	-	-	-
5	003	Quarries	45	750	Transmission Lines
6A	010	East External Access Road	46	760	Distribution Lines
6B	011	West External Access Road	-	800	**Reagents**
7	015	Internal Access	47A	840	Sulfuric Acid Unloading & Storage - Agglomerator Feed
8A	050	Mine Pit	47B	840	Sulfuric Acid Unloading & Storage -SXEW Area
8B	060	Rock-Fall Protection		900	**Ancillaries - General**
-	-	**Crush & Convey Plant**	49A	901	Guard House North
9	100	Primary Crushing	49B	901	Guard House South
10	200	Coarse Ore Stockpile	50A	902	Truck Scale - Crushing Area
11	220	Secondary Crushing & Screening	50B	902	Truck Scale - SXEW Area
12	240	Tertiary Crushing	51	903	Administration/Mine Ops Building
13	260	Tertiary Screening	52	904	Laboratory Building (Column Test Area)
-	300	**Leach Pads and Ponds**	53	905	Truck Shop/Truck Wash
14	310	Agglomeration	54	908	Fuel Storage
15	320	Oxide Leach Pad	55	909	Fuel Station
16A	330	Sulfide Leach Pad (Phase 1)	56	910	Warehouse
16B	330	Sulfide Leach Pad (Phase 2)	57	911	Security/Medical & Emergency Services
16C	330	Sulfide Leach Pad (Phase 3)	58	912	Plant Maintenance Building
17	340	ROM Leach Pad	59	913	SXEW Maintenance Building
18	350	Raffinate Pond	60A	914	Core Storage (Lab Area)
19	360	ILS Collection Pond	60B	914	Core Storage (Admin Area)
20	360	ILS Event Pond	61	916	Helipad
21	370	Sulfide Feed Pond	62	918	Explosives Storage
23	370	Sulfide Phase 2 PLS Pond	63	920	Permanent Camp & Dining Hall
24	370	Oxide Event Pond	64	915	Waste Transfer Area
25	370	Oxide PLS Pond	65	940	Temporary Construction Facilities
-	400	**Mineral Recovery**			
26	410	Solvent Extraction			
27	420	Tank Farm			
28	500	**Electrowinning**			
29	500	Electrowinning Warehouse			
-	600	**Water Systems**			
30		Sewage Treatment Plant - Permanent Camp			
32	620	Water Treatment Plant - Mine Water			
33	620	Water Treatment Plant - Acidic / Contact Water			
34	620	Contact Water Pond			
35	650	Fresh Water Intake			
36	650	Fresh Water /Non-Contact Water Pond			
37	650	Fresh/Fire Water Crush & Convey Area			
38	650	Fresh/Fire Water SXEW Area			
39	650	Fresh/Fire Water Permanent Camp			
40	650	Water Discharge Point 1			
41	650	Water Discharge Point 2			

MOLLE VERDE

No. DE PLANO	PLANO DE REFERENCIA	No.	POR	FECHA	DETALLES DE REVISIÓN	REV	ING	APRO
000-GA-002	OVERALL CRUSH & CONVEY AREA PLAN							
000-GA-003	SXEW AREA PLAN							
				30-11-20	MINOR CORRECTIONS	1	TFB	LB
				30-10-20	FINAL SUBMISSION	0	TFB	LB
				14-10-20	FOR CLIENT REVIEW	B	TFB	LB

DIBUJADO	SDI	JUL 2020
REVISADO	TFB	JUL 2020
DISEÑADO	TFB	JUL 2020
DIS. APRO.	-	-
PROY. APRO.	-	-

m3 ARCHITECTURE ENGINEERING CONSTRUCTION MANAGEMENT
M3ENG.COM

No PLANO CONSULTORA 000-GA-001

CLIENTE: **EL MOLLE VERDE SAC**

PROYECTO: **TRAPICHE GENERAL & SITE PLANS GENERAL ARRANGEMENT OVERALL GA SITE PLAN**

COPYRIGHT

PROYECTO NO.	ESCALA	FORMATO
M3-PN200186	1:15000	A1

NO DE PLANO DEL CLIENTE	REV
TPC-PFS-DWG-000-GA-001	1

File: P:\2020\200186\500 ENGR\531 GA\531.2 Dwgs\Area 000\000-GA-001.dwg LAST UPDATE: OCT 19, 2020 @ 9:25 AM BY: Link7 LAST REV: close PLOT SCALE: 1:25.40

The Company will replace the first paragraph under “Mineral Reserves and Mineral Resources” on page 71 of the 2021 20-F, with the following:

The Trapiche Project Mineral Reserves are estimated at an NSR cut-off value of 6.5 US$/t. The NSR cut-off value is determined using the cathodes transport charges and site operating costs. The NSR value is determined using reserve metal prices and metal recoveries. Metal prices used for Mineral Reserves are based on market study and long-term consensus sources. Mineral Reserves are estimated using average long term metal prices of cooper: 8,000 US$/t. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and with fixed values for each type of Ore. Recoveries at LOM average head grade estimated for copper is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. The project LOM is currently estimated at 18 years. The total book value for the Trapiche property and its associated plant and equipment was US$88.33 million as of December 31, 2021.

December 28, 2022

Appendix 3: Proposed changes to 2021 20-F in response to SEC Comment No. 33

Proposed changes to the Company’s 2021 20-F are set forth below.

The Company will replace the section under the heading “Mineral Reserves” on pages 74 through 75 of the 2021 20-F, with the following:

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2021. The below estimates were prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	(%)	Total(5)	Grades	Contained Metal	Total(5)	Grades	Contained Metal	Total(5)	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(1)	100.00%	-	-	-	0.52	9.37	155.69	0.52	9.37	155.69
Tambomayo(1)	100.00%	0.49	3.39	53.18	0.90	2.81	81.31	1.39	3.01	134.49
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	1.41	0.01	0.49	14.78	0.24	113.23	16.19	0.22	113.71
El Brocal Marcapunta(1)	61.43%	0.02	0.69	0.47	19.93	0.77	493.17	19.96	0.77	493.64
Coimolache(1)	40.10%	-	-	-	26.24	0.30	251.15	26.24	0.30	251.15
San Gabriel(1)	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-
Total		2.90	2.31	214.97	76.33	1.17	2,873.53	79.22	1.21	3,088.50
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(1)	100.00%	-	-	-	0.52	17.78	0.30	0.52	17.78	0.30
Tambomayo(1)	100.00%	0.49	215.52	3.38	0.90	133.16	3.86	1.39	162.08	7.23
Uchucchacua(1)	100.00%	0.60	227.92	4.43	5.51	329.78	58.46	6.12	319.72	62.89
El Brocal Tajo Norte Pb-Zn(1)	61.43%	2.94	91.55	8.66	2.10	91.92	6.21	5.04	91.70	14.86
El Brocal Tajo Norte Cu(1)	61.43%	1.41	96.48	4.36	14.78	15.56	7.39	16.19	22.59	11.75
El Brocal Marcapunta(1)	61.43%	0.02	31.35	0.02	19.93	22.26	14.27	19.96	22.27	14.29
Coimolache(1)	40.10%	-	-	-	26.24	8.42	7.10	26.24	8.42	7.10
San Gabriel(1)	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	141.37	1.86	8.44	641.64	1.88	38.81	783.00	1.88	47.25
Total		147.81	6.18	29.36	725.58	5.98	139.41	873.39	6.01	168.77
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	1.47	7.19	0.90	1.38	12.42	1.39	1.41	19.61
Uchucchacua(1)	100.00%	0.60	2.24	13.55	5.51	1.85	102.15	6.12	1.89	115.69
El Brocal Tajo Norte Pb-Zn(1)	61.43%	2.94	2.65	77.89	2.10	1.44	30.33	5.04	2.15	108.22
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-
Total		4.03	2.44	98.62	8.51	1.70	144.90	12.55	1.94	243.52
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	0.98	4.79	0.90	0.92	8.29	1.39	0.94	13.08
Uchucchacua(1)	100.00%	0.60	1.26	7.60	5.51	1.09	60.23	6.12	1.11	67.83
El Brocal Tajo Norte Pb-Zn(1)	61.43%	2.94	1.37	40.32	2.10	0.70	14.78	5.04	1.09	55.10
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-
Total		4.03	1.31	52.72	8.51	0.98	83.30	12.55	1.08	136.01
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	1.41	2.35	33.03	14.78	1.64	242.48	16.19	1.70	275.50
El Brocal Marcapunta(1)	61.43%	0.02	1.18	0.25	19.93	1.32	262.68	19.96	1.32	262.93
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde(3)	19.58%	141.37	0.38	538.50	641.64	0.36	2,319.07	783.00	0.36	2,857.56
Total		142.79	0.40	571.78	959.55	0.44	4,268.50	1,102.34	0.44	4,840.28
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	141.37	0.01	21.22	641.64	0.01	90.61	783.00	0.01	111.83
Total		141.37	0.01	21.22	641.64	0.01	90.61	783.00	0.01	111.83

Notes:

*         Numbers may not add due to rounding.

**       This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

***     The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.

(1)      The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.

(2)      The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C.

(3)      The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C.

(4)      The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc.

(5)      The point of reference used is in situ tons.

3 Requested to be included on a prospective basis.

December 28, 2022

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Ownership Interest	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	(%)	Total(5)	Grades	Contained Metal	Total(5)	Grades	Contained Metal	Total(5)	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(1)	100.00%	-	-	-	0.52	9.37	155.69	0.52	9.37	155.69
Tambomayo(1)	100.00%	0.49	3.39	53.18	0.90	2.81	81.31	1.39	3.01	134.49
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	2.29	0.01	0.79	24.06	0.24	184.32	26.35	0.22	185.11
El Brocal Marcapunta(1)	100.00%	0.03	0.69	0.77	32.45	0.77	802.82	32.48	0.77	803.59
Coimolache(1)	100.00%	-	-	-	65.45	0.30	626.40	65.45	0.30	626.40
San Gabriel(2)	100.00%	0.98	5.09	160.83	13.95	3.97	1,778.98	14.93	4.04	1,939.81
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		3.79	1.77	215.57	137.33	0.82	3,629.51	141.12	0.85	3,845.08
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(1)	100.00%	-	-	-	0.52	17.78	0.30	0.52	17.78	0.30
Tambomayo(1)	100.00%	0.49	215.52	3.38	0.90	133.16	3.86	1.39	162.08	7.23
Uchucchacua(1)	100.00%	0.60	227.92	4.43	5.51	329.78	58.46	6.12	319.72	62.89
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	91.55	14.09	3.42	91.92	10.10	8.21	91.70	24.20
El Brocal Tajo Norte Cu(1)	100.00%	2.29	96.48	7.10	24.06	15.56	12.03	26.35	22.59	19.13
El Brocal Marcapunta(1)	100.00%	0.03	31.35	0.03	32.45	22.26	23.23	32.48	22.27	23.26
Coimolache(1)	100.00%	-	-	-	65.45	8.42	17.72	65.45	8.42	17.72
San Gabriel(2)	100.00%	0.98	2.26	0.07	13.95	6.72	3.02	14.93	6.43	3.09
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	722.00	1.86	43.11	3,277.00	1.88	198.20	3,999.00	1.88	241.31
Total		731.19	3.07	72.22	3,423.26	2.97	326.91	4,154.45	2.99	399.13
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	1.47	7.19	0.90	1.38	12.42	1.39	1.41	19.61
Uchucchacua(1)	100.00%	0.60	2.24	13.55	5.51	1.85	102.15	6.12	1.89	115.69
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	2.65	126.80	3.42	1.44	49.37	8.21	2.15	176.16
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		5.88	2.51	147.53	9.83	1.67	163.94	15.71	1.98	311.47
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.49	0.98	4.79	0.90	0.92	8.29	1.39	0.94	13.08
Uchucchacua(1)	100.00%	0.60	1.26	7.60	5.51	1.09	60.23	6.12	1.11	67.83
El Brocal Tajo Norte Pb-Zn(1)	100.00%	4.79	1.37	65.64	3.42	0.70	24.05	8.21	1.09	89.69
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	-	-	-	-	-	-	-	-	-
Total		5.88	1.33	78.03	9.83	0.94	92.57	15.71	1.09	170.61
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	2.29	2.35	53.76	24.06	1.64	394.72	26.35	1.70	448.48
El Brocal Marcapunta(1)	100.00%	0.03	1.18	0.41	32.45	1.32	427.61	32.48	1.32	428.02
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	283.20	0.51	1,444.28	283.20	0.51	1,444.28
Cerro Verde(4)	100.00%	722.00	0.38	2,750.25	3,277.00	0.36	11,844.05	3,999.00	0.36	14,594.30
Total		724.32	0.39	2,804.42	3,616.71	0.39	14,110.66	4,341.03	0.39	16,915.08
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-
San Gabriel(2)	100.00%	-	-	-	-	-	-	-	-	-
Trapiche(3)	100.00%	-	-	-	-	-	-	-	-	-
Cerro Verde(4)	100.00%	722.00	0.01	108.40	3,277.00	0.01	462.76	3,999.00	0.01	571.16
Total		722.00	0.01	108.40	3,277.00	0.01	462.76	3,999.00	0.01	571.16

Notes:

*	Numbers may not add due to rounding.
**	This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.
***	The total tonnage and content amounts presented in this table considered an ownership basis of 100%.
(1)	The qualified person for the Mineral Reserves estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal and Coimolache is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Reserves estimate of San Gabriel is Agnitia Consultores S.A.C
(3)	The qualified person for the Mineral Reserves estimate of Trapiche is Mining Plus Peru S.A.C
(4)	The qualified person for the Mineral Reserves estimate of Cerro Verde is Freeport-McMoran Inc
(5)	The point of reference used is in situ tons.

December 28, 2022

As required by Item 1304(d)(1) of Regulation S-K, the Company will include the following heading and table, below the section titled “Mineral Reserves” ending on page 75 of the 2021 20-F:

The following table shows a summary of our Mineral Reserves for our material mining properties as of December 31, 2021 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

	Ownership	Total
	Interest	Mineral Reserves			NSR	Metallurgical
	(%)	Total(3)	Grades	Contained Metal	Cut-off(1)	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.52	9.37	155.69	188.89	97%
Tambomayo	100.00%	1.39	3.01	134.49	72.18 - 92.58	80%
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	16.19	0.22	113.71	27.14	24%
El Brocal Marcapunta	61.43%	19.96	0.77	493.64	37.49 - 41.12	35%
Coimolache	40.10%	26.24	0.30	251.15	3.85 - 5.67	80%
San Gabriel	100.00%	14.93	4.04	1,939.81	85.00 – 90.00	85%
Trapiche	100.00%	-	-	-	6.50	-
Cerro Verde	19.58%	-	-	-	-	-
Total		79.22	1.21	3,088.50
Silver		(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.52	17.78	0.30	188.89	70%
Tambomayo	100.00%	1.39	162.08	7.23	72.18 - 92.58	87%
Uchucchacua	100.00%	6.12	319.72	62.89	58.01 - 83.48	83%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	91.70	14.86	25.95	63%
El Brocal Tajo Norte Cu	61.43%	16.19	22.59	11.75	27.14	48%
El Brocal Marcapunta	61.43%	19.96	22.27	14.29	37.49 - 41.12	52%
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	783.00	1.88	47.25	0.17	45%
Total		873.39	6.01	168.77
Zinc		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	1.39	1.41	19.61	72.18 - 92.58	74%
Uchucchacua	100.00%	6.12	1.89	115.69	58.01 - 83.48	44%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	2.15	108.22	25.95	54%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	-	-	-	-	-
Total		12.55	1.94	243.52
Lead		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	1.39	0.94	13.08	72.18 - 92.58	91%
Uchucchacua	100.00%	6.12	1.11	67.83	58.01 - 83.48	64%
El Brocal Tajo Norte Pb-Zn	61.43%	5.04	1.09	55.10	25.95	45%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	-	-	-	-	-
Total		12.55	1.08	136.01
Copper		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	16.19	1.70	275.50	27.14	70%
El Brocal Marcapunta	61.43%	19.96	1.32	262.93	37.49 - 41.12	84%
Trapiche	100.00%	283.20	0.51	1,444.28	6.50	62%(2)-
Cerro Verde	19.58%	783.00	0.36	2,857.56	0.17	73%
Total		1,102.34	0.44	4,840.28
Molybdenum		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde	19.58%	783.00	0.01	111.83	0.17	54%
Total		783.00	0.01	111.83

*        Based on metal prices of Gold: 1,600 US$/oz, Silver: 25 US$/t, Copper: 8,000 US$/t, Lead: 2,286 US$/t and Zinc: 2,385 US$/t

**      This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources”.

(1)       Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper

(2)       Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.

(3)       The point of reference used is in situ tons.

December 28, 2022

The Company will replace the section under the heading “Mineral Resources” on pages 76 through 78 of the 2021 20-F, with the following:

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Ownership Interest	Measured Mineral Resources			Indicated Mineral Resources			Measured plus Indicated Mineral Resources			Inferred Mineral Resources
	(%)	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(1)	100.00%	-	-	-	0.34	9.97	110.42	0.34	9.97	110.42	0.37	10.13	121.42
Tambomayo(1)	100.00%	0.25	3.88	31.66	0.30	2.00	19.51	0.56	2.86	51.17	0.12	1.73	6.68
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	0.02	0.04	0.02	0.72	0.12	2.69	0.74	0.11	2.72	8.50	0.17	45.36
El Brocal Marcapunta(1)	61.43%	0.55	1.04	18.40	17.63	0.87	494.03	18.18	0.88	512.43	12.09	0.80	310.24
Coimolache(1)	40.10%	-	-	-	15.27	0.24	119.82	15.27	0.24	119.82	5.24	0.27	45.43
San Gabriel(1)	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche(2)	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		25.40	0.13	102.87	637.78	0.09	1,819.16	663.18	0.09	1,922.03	76.91	0.69	1,698.23
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(1)	100.00%	-	-	-	0.34	23.72	0.26	0.34	23.72	0.26	0.37	15.19	0.18
Tambomayo(1)	100.00%	0.25	156.76	1.28	0.30	136.36	1.33	0.56	145.64	2.61	0.12	261.39	1.01
Uchucchacua(1)	100.00%	0.63	253.04	5.12	1.80	272.11	15.77	2.43	267.18	20.89	7.18	374.89	86.50
El Brocal Tajo Norte Pb-Zn(1)	61.43%	0.67	14.53	0.31	0.79	38.10	0.97	1.46	27.32	1.28	1.22	103.02	4.04
El Brocal Tajo Norte Cu(1)	61.43%	0.02	139.41	0.08	0.72	25.84	0.60	0.74	28.49	0.68	8.50	15.26	4.17
El Brocal Marcapunta(1)	61.43%	0.55	41.46	0.73	17.63	24.82	14.07	18.18	25.32	14.80	12.09	22.56	8.77
Coimolache(1)	40.10%	-	-	-	15.27	13.66	6.71	15.27	13.66	6.71	5.24	7.11	1.20
San Gabriel(1)	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche(2)	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde(3)	19.58%	6.27	1.13	0.23	291.15	1.86	17.42	297.42	1.85	17.64	134.32	1.83	7.92
Total		32.96	9.44	10.00	931.53	3.50	104.68	964.50	3.70	114.68	219.63	17.45	123.23
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.25	1.76	4.46	0.30	1.46	4.43	0.56	1.60	8.89	0.12	1.08	1.30
Uchucchacua(1)	100.00%	0.63	1.67	10.52	1.80	1.71	30.83	2.43	1.70	41.35	7.18	2.18	156.19
El Brocal Tajo Norte Pb-Zn(1)	61.43%	0.67	3.78	25.29	0.79	3.05	24.24	1.46	3.39	49.53	1.22	1.02	12.48
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.55	2.59	40.27	2.90	2.05	59.50	4.45	2.24	99.78	8.52	2.00	169.97
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.25	1.10	2.78	0.30	0.90	2.73	0.56	0.99	5.51	0.12	0.79	0.95
Uchucchacua(1)	100.00%	0.63	1.05	6.64	1.80	1.01	18.28	2.43	1.02	24.92	7.18	1.47	105.68
El Brocal Tajo Norte Pb-Zn(1)	61.43%	0.67	1.25	8.36	0.79	0.91	7.19	1.46	1.06	15.55	1.22	0.33	4.03
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.55	1.15	17.78	2.90	0.97	28.19	4.45	1.03	45.97	8.52	1.30	110.66
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	0.02	2.95	0.51	0.72	1.72	12.39	0.74	1.75	12.90	8.50	1.54	131.02
El Brocal Marcapunta(1)	61.43%	0.55	2.64	14.49	17.63	1.59	280.91	18.18	1.62	295.40	12.09	1.76	212.47
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde(3)	19.58%	6.27	0.32	19.72	291.15	0.35	1,031.92	297.42	0.35	1,051.73	134.32	0.35	470.27
Total		31.03	0.35	109.15	902.51	0.36	3,221.66	933.54	0.36	3,330.89	191.52	0.49	929.42
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	61.43%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	40.10%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	19.58%	6.27	0.01	0.44	291.15	0.01	36.50	297.42	0.01	36.95	134.32	0.01	15.90
Total		6.27	0.01	0.44	291.15	0.01	36.50	297.42	0.01	36.95	134.32	0.01	15.90

Notes:

*	Numbers may not add due to rounding.
**	The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
****	This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources.
(1)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(3)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(4)	The point of reference used is in situ tons.

December 28, 2022

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with S-K 1300.

	Ownership Interest	Measured Mineral Resources			Indicated Mineral Resources			Measured plus Indicated Mineral Resources			Inferred Mineral Resources
	(%)	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal	Total(4)	Grades	Contained Metal
Gold		(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)	(Mt)	(g/t)	(kOz)
Orcopampa(1)	100.00%	-	-	-	0.34	9.97	110.42	0.34	9.97	110.42	0.37	10.13	121.42
Tambomayo(1)	100.00%	0.25	3.88	31.66	0.30	2.00	19.51	0.56	2.86	51.17	0.12	1.73	6.68
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	0.03	0.04	0.03	1.17	0.12	4.39	1.20	0.11	4.42	13.84	0.17	73.84
El Brocal Marcapunta(1)	100.00%	0.89	1.04	29.95	28.70	0.87	804.21	29.60	0.88	834.17	19.68	0.80	505.02
Coimolache(1)	100.00%	-	-	-	38.08	0.24	298.85	38.08	0.24	298.85	13.08	0.27	113.30
San Gabriel(1)	100.00%	0.38	1.65	20.19	10.51	1.61	543.29	10.89	1.61	563.47	13.97	2.49	1,120.10
Trapiche(2)	100.00%	24.20	0.04	32.60	593.00	0.03	529.40	617.20	0.03	562.00	36.61	0.04	49.00
Cerro Verde(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		25.75	0.14	114.44	672.12	0.11	2,310.07	697.87	0.11	2,424.50	97.67	0.63	1,989.37
Silver		(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)	(Mt)	(g/t)	(MOz)
Orcopampa(1)	100.00%	-	-	-	0.34	23.72	0.26	0.34	23.72	0.26	0.37	15.19	0.18
Tambomayo(1)	100.00%	0.25	156.76	1.28	0.30	136.36	1.33	0.56	145.64	2.61	0.12	261.39	1.01
Uchucchacua(1)	100.00%	0.63	253.04	5.12	1.80	272.11	15.77	2.43	267.18	20.89	7.18	374.89	86.50
El Brocal Tajo Norte Pb-Zn(1)	100.00%	1.09	14.53	0.51	1.29	38.10	1.58	2.38	27.32	2.09	1.99	103.02	6.58
El Brocal Tajo Norte Cu(1)	100.00%	0.03	139.41	0.13	1.17	25.84	0.97	1.20	28.49	1.10	13.84	15.26	6.79
El Brocal Marcapunta(1)	100.00%	0.89	41.46	1.19	28.70	24.82	22.90	29.60	25.32	24.09	19.68	22.56	14.27
Coimolache(1)	100.00%	-	-	-	38.08	13.66	16.72	38.08	13.66	16.72	13.08	7.11	2.99
San Gabriel(1)	100.00%	0.38	2.78	0.03	10.51	7.24	2.45	10.89	7.09	2.48	13.97	9.53	4.28
Trapiche(2)	100.00%	24.20	2.85	2.22	593.00	2.37	45.11	617.20	2.39	47.33	36.61	4.39	5.16
Cerro Verde(3)	100.00%	32.00	1.13	1.15	1,487.00	1.86	88.95	1,519.00	1.85	90.10	686.00	1.83	40.43
Total		59.47	6.09	11.63	2,162.21	2.82	196.06	2,221.69	2.91	207.69	792.84	6.60	168.19
Zinc		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.25	1.76	4.46	0.30	1.46	4.43	0.56	1.60	8.89	0.12	1.08	1.30
Uchucchacua(1)	100.00%	0.63	1.67	10.52	1.80	1.71	30.83	2.43	1.70	41.35	7.18	2.18	156.19
El Brocal Tajo Norte Pb-Zn(1)	100.00%	1.09	3.78	41.18	1.29	3.05	39.46	2.38	3.39	80.63	1.99	1.02	20.32
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.97	2.85	56.15	3.40	2.20	74.72	5.37	2.44	130.88	9.28	1.92	177.81
Lead		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	0.25	1.10	2.78	0.30	0.90	2.73	0.56	0.99	5.51	0.12	0.79	0.95
Uchucchacua(1)	100.00%	0.63	1.05	6.64	1.80	1.01	18.28	2.43	1.02	24.92	7.18	1.47	105.68
El Brocal Tajo Norte Pb-Zn(1)	100.00%	1.09	1.25	13.61	1.29	0.91	11.70	2.38	1.06	25.31	1.99	0.33	6.55
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Total		1.97	1.17	23.03	3.40	0.96	32.70	5.37	1.04	55.73	9.28	1.22	113.18
Copper		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	0.03	2.95	0.82	1.17	1.72	20.18	1.20	1.75	21.00	13.84	1.54	213.28
El Brocal Marcapunta(1)	100.00%	0.89	2.64	23.59	28.70	1.59	457.29	29.60	1.62	480.88	19.68	1.76	345.87
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	24.20	0.31	74.43	593.00	0.32	1,896.43	617.20	0.32	1,970.86	36.61	0.32	115.67
Cerro Verde(3)	100.00%	32.00	0.32	100.70	1,487.00	0.35	5,270.30	1,519.00	0.35	5,371.45	686.00	0.35	2,401.77
Total		57.12	0.35	199.54	2,109.88	0.36	7,644.19	2,167.00	0.36	7,844.19	756.13	0.41	3,076.59
Molybdenum		(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Orcopampa(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Tambomayo(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Uchucchacua(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Tajo Norte Cu(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
El Brocal Marcapunta(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Coimolache(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
San Gabriel(1)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Trapiche(2)	100.00%	-	-	-	-	-	-	-	-	-	-	-	-
Cerro Verde(3)	100.00%	32.00	0.01	2.27	1,487.00	0.01	186.43	1,519.00	0.01	188.69	686.00	0.01	81.19
Total		32.00	0.01	2.27	1,487.00	0.01	186.43	1,519.00	0.01	188.69	686.00	0.01	81.19

Notes:

*	Numbers may not add due to rounding.
**	The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
***	The total tonnage and content amounts presented in this table represent Buenaventura’s attributable ownership basis.
****	This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources.
(1)	The qualified person for the Mineral Resources estimate of Orcopampa, Uchucchacua, Tambomayo, El Brocal, Coimolache and San Gabriel is SRK Consulting Perú S.A.
(2)	The qualified person for the Mineral Resources estimate of Trapiche is Mining Plus Peru S.A.C.
(3)	The qualified person for the Mineral Resources estimate of Cerro Verde is Freeport-McMoran Inc.
(4)	The point of reference used is in situ tons.

December 28, 2022

As required by Item 1304(d)(1) of Regulation S-K, the Company will include the following heading and table, below the section titled “Mineral Resources” ending on page 78 of the 2021 20-F:

The following table shows a summary of our Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with Item 1304(d)(1) of S-K 1300(*):

	Ownership	Measured + Indicated
	Interest	Mineral Resources			NSR	Metallurgical
	(%)	Total(3)	Grades	Contained Metal	Cut-off(1)	Recovery
Gold		(Mt)	(g/t)	(kOz)	(US$/t)	(%)
Orcopampa	100.00%	0.34	9.97	110.42	188.89	97%
Tambomayo	100.00%	0.56	2.86	51.17	72.18 - 92.58	80%
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	0.74	0.11	2.72	27.14	24%
El Brocal Marcapunta	61.43%	18.18	0.88	512.43	37.49 - 41.12	35%
Coimolache	40.10%	15.27	0.24	119.82	3.85 - 5.67	80%
San Gabriel	100.00%	10.89	1.61	563.47	85.00 – 90.00	85%
Trapiche	100.00%	617.20	0.03	562.00	6.50	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		663.18	0.09	1,922.03
Silver		(Mt)	(g/t)	(MOz)	(US$/t)	(%)
Orcopampa	100.00%	0.34	23.72	0.26	188.89	70%
Tambomayo	100.00%	0.56	145.64	2.61	72.18 - 92.58	87%
Uchucchacua	100.00%	2.43	267.18	20.89	58.01 - 83.48	83%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	27.32	1.28	25.95	63%
El Brocal Tajo Norte Cu	61.43%	0.74	28.49	0.68	27.14	48%
El Brocal Marcapunta	61.43%	18.18	25.32	14.80	37.49 - 41.12	52%
Coimolache	40.10%	15.27	13.66	6.71	3.85 - 5.67	72%
San Gabriel	100.00%	10.89	7.09	2.48	85.00 – 90.00	45%
Trapiche	100.00%	617.20	2.39	47.33	6.50	-
Cerro Verde(1)	19.58%	297.42	1.85	17.64	0.12	45%
Total		964.50	3.70	114.68
Zinc		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	0.56	1.60	8.89	72.18 - 92.58	74%
Uchucchacua	100.00%	2.43	1.70	41.35	58.01 - 83.48	44%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	3.39	49.53	25.95	54%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		4.45	2.24	99.78
Lead		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	0.56	0.99	5.51	72.18 - 92.58	91%
Uchucchacua	100.00%	2.43	1.02	24.92	58.01 - 83.48	64%
El Brocal Tajo Norte Pb-Zn	61.43%	1.46	1.06	15.55	25.95	45%
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	-	-	-	-	-
Total		4.45	1.03	45.97
Copper		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	0.74	1.75	12.90	27.14	70%
El Brocal Marcapunta	61.43%	18.18	1.62	295.40	37.49 - 41.12	84%
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	617.20	0.32	1,970.86	6.50	62	%(2)
Cerro Verde(1)	19.58%	297.42	0.35	1,051.73	0.12	73%
Total		933.54	0.36	3,330.89
Molybdenum		(Mt)	(%)	(kt)	(US$/t)	(%)
Orcopampa	100.00%	-	-	-	-	-
Tambomayo	100.00%	-	-	-	-	-
Uchucchacua	100.00%	-	-	-	-	-
El Brocal Tajo Norte Pb-Zn	61.43%	-	-	-	-	-
El Brocal Tajo Norte Cu	61.43%	-	-	-	-	-
El Brocal Marcapunta	61.43%	-	-	-	-	-
Coimolache	40.10%	-	-	-	-	-
San Gabriel	100.00%	-	-	-	-	-
Trapiche	100.00%	-	-	-	-	-
Cerro Verde(1)	19.58%	297.42	0.01	36.95	0.12	54%
Total		297.42	0.01	36.95

(*)       Based on metal prices of Gold: 1,600 US$/oz, Silver: 25 US$/t, Copper: 8,000 US$/t, Lead: 2,286 US$/t and Zinc: 2,385 US$/t

**       This table does not include Julcani and La Zanja information, as disclosed under “Mining Operations—Julcani—Mineral Reserves and Mineral Resources” and “Mining Operations—La Zanja—Mineral Reserves and Mineral Resources.

(1)       Cut-off for Cerro Verde is calculated as grade in % Equivalent Copper

(2)       Recovery is 71.7% for Enriched Ore, 55.0% for Transitional Ore, 85.0% for Oxide and Mixed Ore and 40.0% for ROM low grade ore. 62% is an average.

(3)       The point of reference used is in situ tons